Free Writing Prospectus

To Prospectus dated December 4, 2014 and

Preliminary Prospectus Supplement dated July 20, 2017

Filed Pursuant to Rule 433

Registration No. 333-200721

$1,425,000,000

Church & Dwight Co., Inc.

$300,000,000 Floating Rate Senior Notes due 2019

$300,000,000 2.450% Senior Notes due 2022

$425,000,000 3.150% Senior Notes due 2027

$400,000,000 3.950% Senior Notes due 2047

Final Term Sheet

July 20, 2017

Issuer:	Church & Dwight Co., Inc.

Expected Ratings:*	Moody’s: Baa1 (Stable) S&P: BBB+ (Stable)

Trade Date:	July 20, 2017

Settlement Date:	July 25, 2017 (T+3)

Special Mandatory Redemption:	If the Issuer does not consummate the Waterpik Acquisition (as defined in the prospectus supplement dated July 20, 2017) on or prior to October 16, 2017, or if the related stock purchase agreement is terminated prior to October 16, 2017, the Issuer will redeem the Floating Rate Notes, the 2022 Notes and the 2047 Notes at a redemption price equal to 101% of the principal amount of the applicable series of such notes, plus accrued and unpaid interest thereon to, but excluding, the date of the special mandatory redemption.

Change of Control:	Upon the occurrence of a “Change of Control Triggering Event” with respect to a series of notes, the Issuer will be required, unless it has previously exercised or, contemporaneously with the Change of Control Triggering Event, exercises its right to redeem such series of notes, to repurchase all of such series of notes at a price equal to 101% of the principal amount of the applicable series of such notes, plus any accrued and unpaid interest thereon to, but excluding, the repurchase date.

Minimum Denomination:	$2,000 x $1,000

Format:	SEC Registered

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated MUFG Securities Americas Inc. Wells Fargo Securities, LLC SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.

Co-Managers:	Scotia Capital (USA) Inc. BMO Capital Markets Corp. Citizens Capital Markets, Inc. Lloyds Securities Inc. Commonwealth Bank of Australia

Floating Rate Senior Notes due 2019
Size:	$300,000,000

Maturity Date:	January 25, 2019

Interest Rate Basis:	LIBOR

Index Maturity:	Three months

Spread:	15 basis points

Interest Payment Dates and Interest Reset Dates:	January 25, April 25, July 25 and October 25, commencing October 25, 2017

Initial Interest Determination Date:	July 21, 2017, the second London business day immediately preceding the Settlement Date

Day Count Convention:	Actual/360

Price to Public:	100%

Redemption:	The Floating Rate Notes will not be redeemable prior to their maturity except as described above under “Special Mandatory Redemption.”

CUSIP / ISIN:	171340 AM4 / US171340AM44

	2.450% Senior Notes due 2022	3.150% Senior Notes due 2027	3.950% Senior Notes due 2047
Size:	$300,000,000	$425,000,000	$400,000,000

Maturity Date:	August 1, 2022	August 1, 2027	August 1, 2047

Interest Payment Dates:	Each February 1 and August 1, beginning on February 1, 2018	Each February 1 and August 1, beginning on February 1, 2018	Each February 1 and August 1, beginning on February 1, 2018

Coupon (Interest Rate):	2.450%	3.150%	3.950%

Price to Public:	99.878%	99.897%	99.268%

Yield to Maturity:	2.476%	3.162%	3.992%

Spread to Benchmark Treasury:	0.650% (65 basis points)	0.900% (90 basis points)	1.150% (115 basis points)

Benchmark Treasury:	UST 1.750% due June 30, 2022	UST 2.375% due May 15, 2027	UST 3.000% due February 15, 2047

Benchmark Treasury Price and Yield:	99-20+; 1.826%	100-31+; 2.262%	103-04+; 2.842%

Make-Whole Call:	Prior to July 1, 2022, T+10 basis points	Prior to May 1, 2027, T+15 basis points	Prior to February 1, 2047, T+20 basis points

Par Call:	On or after July 1, 2022	On or after May 1, 2027	On or after February 1, 2047

CUSIP / ISIN:	171340 AK8 / US171340AK87	171340 AN2 / US171340AN27	171340 AL6 / US171340AL60

Sources of Funds		Uses of Funds
(in millions)
Floating Rate Notes(1)	$300	Waterpik Acquisition	$(1,033)
2022 Notes(1)	300	Estimated Fees and Expenses(2)	(15)
2027 Notes	425	Repayment of Commercial Paper	(174)
2047 Notes(1)	397	Repayment of Term Loan Facility	(200)

Total sources	$1,422	Total uses	$(1,422)

(1)	Subject to the Special Mandatory Redemption.
(2)	Includes transaction fees and expenses, including the underwriting discount in this offering.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com, by calling MUFG Securities America Inc. at 1-877-649-6848 or by calling Wells Fargo Securities, LLC at 1-800-645-3751.